SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

REPUBLIC BANCORP. INC.
(Name of Issuer)

CLASS A COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

760281 204
(CUSIP Number)

Bernard M. Trager
601 West Market Street
Louisville, Kentucky 40202
(502) 584-3600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),(f) or (g), check the following box. /__/

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. - 760281 204

(1)	Names of Reporting Persons	Bernard M. Trager
I.R.S. Identification Nos. of Above Persons (entities only)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)	[ ] [ ]

(3)	SEC Use Only

(4)	Source of Funds (see Instructions)	00, PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)	Sole Voting Power	1,024,527.4	(1)
(8)	Shared Voting Power	395,488.0	(2)(3)
(9)	Sole Dispositive Power	1,024,527.4	(1)
(10)	Shared Dispositive Power	9,418,121.0	(3)(4)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	10,442,648.4	(1)(2)(3)(4)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)	51.6%	(5)

(14)	Type of Reporting Person	IN

(1) Includes 671,583 shares of Class B Common Stock of the Issuer held by the reporting person and 0.5 shares of Class B Common Stock of Issuer held in the Issuer’s 401(k) plan. Class B Common Stock is immediately convertible into Class A Common Stock on a one share for one share basis. Also includes 3,189.9 shares of Class A Common Stock allocated to the reporting person under the Republic Bancorp, Inc. Employee Stock Ownership Plan (the “ESOP”), and 7,891 shares of Class A Common Stock held in the Issuer’s 401(k) plan.

(2) No longer includes unallocated shares of Class A Common Stock held by the ESOP, of which the reporting person was a member of the Administrative Committee.  All unallocated shares of Class A Common Stock held by the ESOP were allocated among the plan participants effective December 31, 2008.  The ESOP has been terminated.

CUSIP NO. - 760281 204

(3) Includes 142,764 shares of Class B Common Stock held by the reporting person’s spouse, Jean S. Trager. Also includes 252,724 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which the reporting person is a director.

(4) Includes 7,165,051 shares of Class A Common Stock held of record by Teebank Family Limited Partnership (“Teebank”), 939,449 shares of Class B Common Stock held of record by Teebank, 750,067 shares of Class A Common Stock held of record by Jaytee Properties Limited Partnership (“Jaytee”), and 168,066 shares of Class B Common Stock held of record by Jaytee. The reporting person is a limited partner and the reporting person’s spouse is a limited partner and a co-general partner, in her capacity as co-trustee of the Jean S. Trager Trust, of Teebank and Jaytee.

(5) Percentage was calculated based on the number of shares of Class A Common Stock outstanding as of December 31, 2008 (18,318,206) plus the securities beneficially owned by the reporting person that are currently convertible into shares of Class A Common Stock (1,921,862.5).

CUSIP NO. - 760281 204

(1)	Names of Reporting Persons	Jean S. Trager
I.R.S. Identification Nos. of Above Persons (entities only)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)	[ ] [ ]

(3)	SEC Use Only

(4)	Source of Funds (see Instructions)	00, PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)	Sole Voting Power	0
(8)	Shared Voting Power	395,488	(1)
(9)	Sole Dispositive Power	0
(10)	Shared Dispositive Power	9,418,121	(1)(2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	9,418,121	(1)(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)	48.1%	(3)

(14)	Type of Reporting Person	IN

(1) Includes 142,764 shares of Class B Common Stock of the Issuer held by the reporting person and 252,724 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which the reporting person is a director.

(2) Includes 7,165,051 shares of Class A Common Stock held of record by Teebank, 939,449 shares of Class B Common Stock held of record by Teebank, 750,067 shares of Class A Common Stock held of record by Jaytee, and 168,066 shares of Class B Common Stock held of record by Jaytee. The reporting person is a limited partner and a co-general partner in her capacity as co-trustee of the Jean S. Trager Trust, and the reporting person’s spouse is a limited partner, of Teebank and Jaytee.

(3) Percentage was calculated based on the number of shares of Class A Common Stock outstanding as of December 31, 2008 (18,318,206) plus the securities beneficially owned by the reporting person that are currently convertible into shares of Class A Common Stock (1,250,279).

CUSIP NO. - 760281 204

(1)	Names of Reporting Persons	Jean S. Trager Trust
I.R.S. Identification Nos. of Above Persons (entities only)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)	[ ] [ ]

(3)	SEC Use Only

(4)	Source of Funds (see Instructions)	00, PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)	Sole Voting Power	0
(8)	Shared Voting Power	0
(9)	Sole Dispositive Power	0
(10)	Shared Dispositive Power	9,022,633	(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	9,022,633	(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)	46.5%	(2)

(14)	Type of Reporting Person	OO

(1) Includes 7,165,051 shares of Class A Common Stock held of record by Teebank, 939,449 shares of Class B Common Stock held of record by Teebank, 750,067 shares of Class A Common Stock held of record by Jaytee, and 168,066 shares of Class B Common Stock held of record by Jaytee. The reporting person is a co-general partner of Teebank and Jaytee.

(2) Percentage was calculated based on the number of shares of Class A Common Stock outstanding as of December 31, 2008 (18,318,206) plus the securities beneficially owned by the reporting person that are currently convertible into shares of Class A Common Stock (1,107,515).

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EXPLANATORY NOTE

The purpose of this Amendment No. 9 to the Schedule 13D filed February 8, 1999 (the “Schedule 13D”), is to reflect updated holdings of Bernard M. Trager, Jean S. Trager and the Jean S. Trager Trust (the "Reporting Persons") since the filing of Amendment No. 8.  On May 29, 2008 (the date of the event which requires the filing of this Amendment No. 9), Bernard M. Trager's beneficial ownership of Class A Common Stock of the Issuer decreased by more than one percent from the percentage of beneficial ownership reported by him in Amendment No. 8.  The decrease in Mr. Trager's beneficial ownership resulted from the issuance of previously unissued shares of Class A Common Stock of the Issuer upon the exercise of outstanding stock options by third parties, and not as a result of any dispositions of such shares by Mr. Trager.

Item 1. Security and Issuer

Not amended.

Item 2. Identity and Background

Not amended.

Item 3. Sources and Amount of Funds or Other Consideration.

On January 21, 2004, Jaytee purchased a total of 3,050 shares of Class B Common Stock of the Issuer in a private transaction. Class B Common Stock is immediately convertible into Class A Common Stock on a one share for one share basis The purchase price for the shares was $19.95 per share, and Jaytee employed working capital to make the purchase. Bernard M. Trager is a limited partner of Jaytee, and Jean S. Trager is a limited partner and, in her capacity as trustee of a marital trust, is a co-general partner of Jaytee.

On February 7, 2005, Bernard M. Trager exchanged 525 shares of Class A Common Stock for 525 shares of Class B Common Stock in a private transaction. The Class A Common Stock had an opening market price of $27.09 per share on the date of the transaction.

On November 28, 2005, Bernard M. Trager received a required minimum distribution of 2,599 shares of Class B Common Stock from his IRA.

On December 21, 2005, Bernard M. Trager received a required minimum distribution of 100 shares of Class A Common Stock from the ESOP.

On May 10, 2006, Teebank acquired 10,308 shares of Class B Common Stock in exchange for 10,308 shares of Class A Common Stock having a market value of $19.29 per share as of that date.

On August 7, 2006, the Jean S. Trager Trust acquired from Bernard M. Trager 20,000 units of general partnership interest of each of Teebank and Jaytee for a total purchase price of $2,000,000. Jean S. Trager and Steven E. Trager are the co-trustees of the Jean S. Trager Trust.

On December 6, 2006, Bernard M. Trager received a required minimum distribution of 8,700 shares of Class A Common Stock from his IRA.

On December 6, 2006, Bernard M. Trager received a required minimum distribution of 90 shares of Class A Common Stock from the ESOP and of 830 shares of Class B common stock from the Issuer’s 401(k) plan.

On December 10, 2007, Bernard M. Trager received a required minimum distribution of 14,450 shares of Class A Common Stock from his IRA and a required minimum distribution of 195 shares of Class A Common Stock from the ESOP.

On November 14, 2007, Bernard M. Trager received a required minimum distribution of 342 shares of Class B Common Stock from the Issuer's 401(k) plan.

On November 4, 2008, Barnard M. Trager received a required minimum distribution of 5,200 shares of Class A Common Stock from his IRA and a required minimum distribution of 105 shares of Class A Common Stock from the ESOP.

Bernard M. Trager was formerly a member of the Administrative Committee of the ESOP, and, as such, shared voting power over the unallocated shares of Class A Common Stock held by the ESOP.  Effective December 31, 2008 all unallocated shares of Class A Common Stock held by the ESOP were allocated among the plan participants, and the ESOP was terminated.

All of the foregoing transactions took place in Louisville, Kentucky.  The foregoing share amounts in this Item 3 have not been adjusted to reflect stock dividends which were declared and paid by the Issuer following the respective dates of the foregoing transactions.

Item 4. Purpose of Transaction

Not amended.

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Item 5. Interest in Securities of the Issuer

(a) The aggregate number of shares and the percentage of Class A Common Stock beneficially owned by each person named in Item 2 is as follows:

	Number		Percentage

Bernard M. Trager	10,442,648.4	(1)(5)	51.6%
Jean S. Trager	9,418,121.0	(2)	48.1%
Jean S. Trager Trust	9,022,633.0	(3)	46.5%
Steven E. Trager	9,410,076.8	(4)(5)	48.4%

(1) Includes (i) 671,583 shares of Class B Common Stock of the Issuer held by Bernard M. Trager, (ii) 3,189.9 shares of Class A Common Stock allocated to Bernard M. Trager under the ESOP, (iii) 7,891 shares of Class A Common Stock and 0.5 shares of Class B Common Stock held in the Issuer's 401(k) plan, (iv) 142,764 shares of Class B Common Stock held by Jean S. Trager, and (v) 252,724 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which Bernard M. Trager is a director. Also includes 7,165,051 shares of Class A Common Stock held of record by Teebank, 939,449 shares of Class B Common Stock held of record by Teebank, 750,067 shares of Class A Common Stock held of record by Jaytee, and 168,066 shares of Class B Common Stock held of record by Jaytee. Bernard M. Trager is a limited partner and Bernard M. Trager’s spouse is a limited partner and a co-general partner, in her capacity as trustee of the Jean S. Trager Trust, of Teebank and Jaytee.

(2) Includes (i) 142,764 shares of Class B Common Stock of the Issuer held by Jean S. Trager, and (ii) 252,724 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which Jean S. Trager is a director. Also includes 7,165,051 shares of Class A Common Stock held of record by Teebank, 939,449 shares of Class B Common Stock held of record by Teebank, 750,067 shares of Class A Common Stock held of record by Jaytee, and 168,066 shares of Class B Common Stock held of record by Jaytee. Jean S. Trager is a limited partner and a co-general partner, in her capacity as trustee of the Jean S. Trager Trust, and her spouse is a limited partner of Teebank and Jaytee.

(3) Includes 7,165,051 shares of Class A Common Stock held of record by Teebank, 939,449 shares of Class B Common Stock held of record by Teebank, 750,067 shares of Class A Common Stock held of record by Jaytee, and 168,066 shares of Class B Common Stock held of record by Jaytee. The Jean S. Trager Trust is a co-general partner of Teebank and Jaytee.

(4) Includes (i) 17,014 shares of Class B Common Stock held by Steven E. Trager, (ii) 7,573 shares of Class A Common Stock and 1,214.5 shares of Class B Common Stock held in the Issuer’s 401(k) plan, (iii) 3,989.3 shares of Class A Common Stock allocated to Steven E. Trager under the ESOP, (iv) 7,478 shares of Class A Common Stock held by Mrs. Steven E. Trager, and (v) 252,724 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which Steven E. Trager is a director. Also includes 7,165,051 shares of Class A Common Stock and 939,449 shares of Class B Common Stock held of record by Teebank, and 750,067 shares of Class A Common Stock, and 168,066 shares of Class B Common Stock held of record by Jaytee. Steven E. Trager is a general and a limited partner of Teebank and Jaytee, and the Jean S. Trager Trust, of which Steven E. Trager is a co-trustee, is a general partner, of Teebank and Jaytee. Trusts for the benefit of, among others, Steven E. Trager and his two minor children are limited partners of Teebank and Jaytee. Steven E. Trager has an option to purchase general and limited partnership units representing an interest in the assets of Teebank and Jaytee (including the Issuer’s securities) owned by the Jean S. Trager Trust.

(5) No longer includes unallocated shares of Class A Common Stock held by the ESOP, of which Bernard M. Trager was a member of the Administrative Committee, and Steven E. Trager was a member of the Administrative and Investment Committees.  All unallocated shares of Class A Common Stock held by the ESOP were allocated among the plan participants effective December 31, 2008.  The ESOP has been terminated.

CUSIP NO. - 760281 204

(b) Number of shares to which each person named in response to paragraph (a) has:

(i) Sole power to vote or direct the vote:

Bernard M. Trager	1,024,527.4
Jean S. Trager	0
Jean S. Trager Trust	0
Steven E. Trager	127,241.8

(ii) Shared power to vote or direct the vote:

Bernard M. Trager	395,488.0
Jean S. Trager	395,488.0
Jean S. Trager Trust	0
Steven E. Trager	9,282,835.0

(iii) Sole power to dispose or direct the disposition of:

Bernard M. Trager	1,024,527.4
Jean S. Trager	0
Jean S. Trager Trust	0
Steven E. Trager	127,241.8

(iv) Shared power to dispose or direct the disposition of:

Bernard M. Trager	9,418,121.0
Jean S. Trager	9,418,121.0
Jean S. Trager Trust	9,022,633.0
Steven E. Trager	9,410,076.8

Bernard M. Trager shares the power to vote and/or direct the disposition of such securities with the following persons whose business or residence addresses and principal occupations are as follows: (a) Steven E. Trager, 601 W. Market Street, Louisville, Kentucky 40202, President and CEO of the Issuer and Chairman and CEO of Republic Bank & Trust Company (the “Bank”), 601 W. Market Street, Louisville, Kentucky 40202; (b) Scott Trager, 601 W. Market Street, Louisville, Kentucky 40202, Vice Chairman of the Issuer and President of the Bank; (c) Sheldon Gilman, as trustee, 500 W. Jefferson Street, 21st Floor, Louisville, Kentucky 40202, Attorney, Lynch Cox Gilman & Mahan, PSC, 500 W. Jefferson Street, 21st Floor, Louisville, Kentucky 40202; (d) Jean S. Trager, Bernard M. Trager’s spouse, 410 Stonehaven Commons Court, Louisville, Kentucky 40207; and (e) Shelley Trager Kusman, 7105 Cove Pointe Place, Prospect, Kentucky 40059, President, Banker’s Insurance Agency, 7413 Cedar Bluff Court, Prospect, Kentucky 40059. All of such persons are U.S. citizens, and none of such persons has been convicted in or is a party to a proceeding described in Items 2(d) or 2(e).

Jean S. Trager shares the power to vote and/or direct the disposition of such securities with the following persons whose business or residence addresses and principal occupations are as follows: (a) Steven E. Trager, 601 W. Market Street, Louisville, Kentucky 40202, President and CEO of the Issuer and Chairman and CEO of the Bank, 601 W. Market Street, Louisville, Kentucky 40202; (b) Scott Trager, 601 W. Market Street, Louisville, Kentucky 40202, Vice Chairman of the Issuer and President of the Bank; (c) Sheldon Gilman, as trustee, 500 W. Jefferson Street, 21st Floor, Louisville, Kentucky 40202, Attorney, Lynch Cox Gilman & Mahan, PSC, 500 W. Jefferson Street, 21st Floor, Louisville, Kentucky 40202; (d) Bernard M. Trager, the reporting person’s spouse, 410 Stonehaven Commons Court, Louisville, Kentucky 40207; and (e) Shelley Trager Kusman, 7105 Cove Pointe Place, Prospect, Kentucky 40059, President, Banker’s Insurance Agency, 7413 Cedar Bluff Court, Prospect, Kentucky 40059. All of such persons are U.S. citizens, and none of such persons has been convicted in or is a party to a proceeding described in Items 2(d) or 2(e).

CUSIP NO. - 760281 204

The Jean S. Trager Trust shares the power to direct the disposition of such securities with (a) Steven E. Trager, 601 W. Market Street, Louisville, Kentucky 40202, President and CEO of the Issuer and Chairman and CEO of the Bank, 601 W. Market Street, Louisville, Kentucky 40202; and (b) Jean S. Trager, 410 Stonehaven Commons Court, Louisville, Kentucky 40207. All of such persons are U.S. citizens, and none of such persons has been convicted in or is a party to a proceeding described in Items 2(d) or 2(e).

(c) Except as described in Footnote 5 to Item 5(a) above, none of the Reporting Persons has effected any transactions in shares of the Class A Common Stock (or Class B Common Stock which is convertible into Class A Common Stock on a share for share basis) of the Issuer during the past 60 days.

(d) As co-general partners of Jaytee and Teebank, the Jean S. Trager Trust and Steven E. Trager may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s securities held by Teebank and Jaytee. Bernard M. Trager, Jean S. Trager, Steven E. Trager and Shelley Trager Kusman, as directors of Trager Family Foundation, Inc., may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s securities by such corporation. As the holder of 142,764 shares of Class B Common Stock, Jean S. Trager has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. As the holder of 7,478 shares of Class A Common Stock, Mrs. Steven E. Trager may have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. In addition, Steven E. Trager, Scott Trager and Sheldon Gilman as trustee, among others, are limited partners of Teebank and Jaytee, and thereby possess the right to receive dividends from or the proceeds from the sale of pro rata interests in the Issuer’s securities upon distribution of assets from Teebank and Jaytee. Members of the Investment Committee of the ESOP, including Steven E. Trager, may have the power to direct the receipt of dividends from, or the proceeds from the sales of such securities. In addition, participants in the ESOP may have the right to receive dividends from such securities.

(e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings, Or Relationships With Respect To Securities of The Issuer

Not amended.

.

Item 7. Material To Be Filed As Exhibits

Exhibit 99.1*	Intentionally Omitted
Exhibit 99.2*	Intentionally Omitted
Exhibit 99.3*	Intentionally Omitted
Exhibit 99.4*	Intentionally Omitted
Exhibit 99.5*	Amended and Restated Limited Partnership Agreement of Jaytee Properties Limited Partnership, as amended by Amendment No. 1 thereto.
Exhibit 99.6*	Amended and Restated Limited Partnership Agreement of Teebank Family Limited Partnership, as amended by Amendment No. 1 thereto.
Exhibit 99.7*	Schedule 13D Joint Filing Agreement dated February 13, 2007 among Bernard M. Trager, Jean S. Trager and the Jean S. Trager Trust
Exhibit 99.8*	Right of First Offer Agreement dated as of September 19, 2007 by and among Republic Bancorp, Inc., Teebank Family Limited Partnership, Bernard M. Trager and Jean S. Trager.

*  Previously filed.

CUSIP NO. - 760281 204

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2009	/s/ BERNARD M. TRAGER
Bernard M. Trager

Date: March 2, 2009	/s/ JEAN S. TRAGER
Jean S. Trager

JEAN S. TRAGER TRUST

Date: March 2, 2009	By: /s/ JEAN S. TRAGER
Jean S. Trager

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1*	Intentionally Omitted
Exhibit 99.2*	Intentionally Omitted
Exhibit 99.3*	Intentionally Omitted
Exhibit 99.4*	Intentionally Omitted
Exhibit 99.5*	Amended and Restated Limited Partnership Agreement of Jaytee Properties Limited Partnership, as amended by Amendment No. 1 thereto.
Exhibit 99.6*	Amended and Restated Limited Partnership Agreement of Teebank Family Limited Partnership, as amended by Amendment No. 1 thereto.
Exhibit 99.7*	Schedule 13D Joint Filing Agreement dated February 13, 2007 among Bernard M. Trager, Jean S. Trager and the Jean S. Trager Trust
Exhibit 99.8*	Right of First Offer Agreement dated as of September 19, 2007 by and among Republic Bancorp, Inc., Teebank Family Limited Partnership, Bernard M. Trager and Jean S. Trager.

*  Previously filed.